                   Astris Energi Inc. · 6-K · For 2/17/04, On 2/17/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                   Astris Energi Inc. · 6-K · For 2/17/04, On 2/17/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: February 17, 2004

Commission File Number:  0-30628

                                  ASTRIS ENERGI INC.

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                 (Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada

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                     (Address of principal executive office)

Registrant’s telephone number, including area code:   (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · #/1

                   Astris Energi Inc. · 6-K · For 2/17/04, On 2/17/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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The following are included in this report on Form 6-K:

                                                                   Sequential

Exhibit                         Description                        Page Number

-------                         -----------                        -----------

  1.                 Press release, dated February 17, 2004             3

                                       2

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · #/1

                   Astris Energi Inc. · 6-K · For 2/17/04, On 2/17/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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EXHIBIT 1

ASTRIS ENERGI APPOINTS VICE PRESIDENT OF MARKETING AND CORPORATE DEVELOPMENT

MISSISSAUGA, ONTARIO, CANADA, February 17, 2004 --  Astris Energi Inc. (OTC Bulletin Board - ASRNF), the  world’s leading alkaline fuel cell (AFC) technology company, today announced the appointment of Peter Nor as Vice President Marketing and Corporate Development.

Mr. Nor is a Professional Engineer and an MBA with solid experience in both technical marketing and research and development. He has professional experience as a Network and Business Planner for Nortel Networks and as a Research Council Officer at the Institute for Aerospace Research of the National Research Council Canada. Mr. Nor joined Astris in January 2004.

About Astris Energi

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally.  It is commencing pilot production of its POWERSTACK™ MC 250 technology  in 2004.  Astris is the only public company focused on the alkaline fuel cell. Over the past 20 years, Astris has spent more than $16 million to develop an alkaline fuel cell that is relatively low cost, starts up rapidly, has a long operating life, can operate in sub-zero temperatures and overall is highly competitive with other fuel cells. Independent research sources project that the global demand for fuel cells will increase steeply to nearly Cdn$46 billion annually worldwide by 2011, and $20 billion in North America, from an estimated $968 million and $317 million, respectively, in 2003.

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:

Anthony Durkacz

Vice President of Finance

Astris  Energi Inc.

Phone:  905-608-2000

Fax:

905-608-8222

E-mail: adurkacz@astris.ca

Note: Parties interested in receiving Astris news releases or corporate documents may e-mail such a request to adurkacz@astris.ca .  They can also review the Company’s website at www.astris.ca or its public documents at www.sedar.com or www.sec.gov

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · #/1